OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>01/01/2020</u> AND ENDING <u>12/31/2020</u>
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Race Rock Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Wainwright Road - Unit #99

(No. and Street)

Winchester	MA	01890
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Neely, FINOP   978-270-5055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, CR Bartels, Jr _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Race Rock Capital LLC _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

GEORGE L. ANDERSEN
Notary Public

Managing Director
_____
Title



George L. Andersen COMMISSION EXPIRES 6-19-26
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Race Rock Capital LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2020

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Race Rock Capital LLC as of December 31, 2020, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Race Rock Capital LLC as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Race Rock Capital LLC's management. My responsibility is to express an opinion on Race Rock Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Race Rock Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Race Rock Capital LLC's financial statements.

The supplemental information is the responsibility of Race Rock Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Race Rock Capital LLC auditor since 2011.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 28, 2021

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets		
Cash	$	79,225
Prepaid expenses		74
Total Assets	$	79,299

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	3,487
PPP Loan		20,800
Total Liabilities		24,287
Member Equity		
<u>Member Equity</u>		
Member Capital		19,500
Member Equity		33,512
Total Member Equity		55,012
Total Liabilities and Member Equity	$	79,299

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

REVENUES

Commission income	$ 1,722,383
Interest income	19
Other income	20,094
Total Revenues	1,742,497

OPERATING EXPENSES

Commission expense	1,063,196
Compensation expense	556,600
Professional fees	45,096
Regulatory fees	15,490
Technology & communication	10,819
Occupancy	6,082
Travel & marketing	2,050
Interest expense	140
General & administrative expense	9,865
	1,709,338
Net Income	$ 33,159

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2020

	Member Capital	Member Equity	Total
Balance at January 1, 2020	$ 19,500	$ 2,353	$ 21,853
Net Income		33,159	33,159
Balance at December 31, 2020	$ 19,500	$ 35,512	$ 55,012

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	33,159
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		-
Change in Operating Assets & Liabilities		
Prepaid expenses		(74)
Accounts payable and accrued expenses		1,165
Total adjustments		1,091
Net cash provided by operating activities		34,250
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
PPP Loan		20,800
Net cash provided by financing activities		20,800
Net increase in cash		55,050
Cash and cash equivalents, beginning of year		24,175
Cash and cash equivalents, end of year	$	79,225

Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2020

1   Organization and Nature of Business Operations

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company provides third party marketing services to a select group of hedge funds and fund of funds. The Company focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company will not claim exemption from the requirements of Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073.

2   Significant Accounting Policies

  (a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

  (b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2020. The Company's cash is held by a financial institution and was insured by Federal Deposit Insurance Corporation.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2020

(d) *Revenue Recognition*

The Company recognizes revenue from fees in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2020 and there are no open tax years prior to 2016. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020

(f) *Advertising and Marketing*

Advertising and marketing costs are expensed as incurred

(g) *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2020

(h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3   Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2020, the Company had net capital of $75,738, which was $70,738 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 4.60%.

3   Net Capital Requirements - *continued*

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4   Concentrations and Economic Dependency

The Company's revenues are related to fee sharing arrangements as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Three funds accounted for approximately 62.7% of the commissions received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020, there were no cash or cash equivalent balances held in any accounts that were not fully insured.

5   Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 79,225
Liabilities	
Accounts Payable	$ (3,348)

6   Operating Lease

The Company leases office space under a service agreement as amended on June 18, 2020 renewing monthly.

Rent expense for the year ended December 31, 2020 was $6,082.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

8   Related Party Transactions

The Company paid commissions in the amount of $349,100 to its managing director during the period.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

10   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through January 28, 2021, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

11   COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In April 2020, the Company received a loan of $20,800, which is guaranteed by the U.S. Small Business Administration (SBA) under the Paycheck Protection Program (PPP). This loan is forgivable when the Company expends the funds for allowable expenses as defined by the PPP. Management believes that the majority of the forgivable portion of this loan will be forgiven in the year ending December 31, 2021, at which time, it will be recognized as a gain on the extinguishment of debt in the statement of operations. The remaining balance (if any) will be due over a two-year period in accordance with the terms of the PPP.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2020

Schedule I

EQUITY	$ 55,012
ADD ALLOWABLE CREDITS	20,800.00
TOTAL OWNERSHIP EQUITY	75,812
LESS NON-ALLOWABLES	(74)
TNC BEFORE HAICUTS AND UNDUE CONCENTRATION	75,738
LESS HAIRCUTS	0
LESS UNDUE CONCENTRATION	0
NET CAPITAL	$ 75,738
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	70,738
AI/NC RATIO	4.60%
NON AI LIABILITIES	20,800

Reconciliation with Company's Computation (included in
  Part II of Form X-17A-5 as of December 31, 2020)
as amended on January 29, 2021
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 75,738
Net Capital, per above	75,738
Difference - Interest Payable	$ -

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2020.

Race Rock Capital LLC

**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2020**

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Member
Race Rock Capital LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) race Rock capital LLC. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to capital introduction services and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 28, 2021

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Race Rock Capital LLC

Race Rock Capital LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers, limits its business to capital introduction services and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

Race Rock Capital LLC

I, Charles Richard Bartels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:



Charles Bartels
Title:Managing Director